Exhibit 99.2

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS FOURTH QUARTER AND FULL YEAR 2011 RESULTS;
RECORD FULL YEAR OPERATING CASH FLOWS;

DIVIDEND INCREASED 25% - DECLARED FOR 30TH CONSECUTIVE YEAR;

PROVIDES THREE YEAR PRODUCTION GUIDANCE;

MEADOWBANK PARTIALLY WRITTEN DOWN — OPTIMIZED MINE PLAN

Toronto (February 15, 2012) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported a quarterly net loss of $601.4 million, or a loss of $3.53 per share for the fourth quarter of 2011.  This result includes a $644.9 million partial writedown of the Meadowbank mine ($3.79 per share), a non-cash foreign currency translation loss of $3.6 million ($0.02 per share), stock option expense of $8.1 million ($0.05 per share), non-recurring tax audit expenses of $11.1 million ($0.07 per share), and other non-recurring expense items of $10.0 million ($0.06 per share).  Excluding these items would result in normalized net income of $76.2 million ($0.45 per share) in the fourth quarter of 2011.  In the fourth quarter of 2010, the Company reported net income of $88.0 million ($0.53 per share).

Fourth quarter 2011 cash provided by operating activities was $132.0 million ($171.6 million before changes in non-cash components of working capital) up from cash provided by operating activities of $90.6 million in the fourth quarter of 2010 ($179.4 million before changes in non-cash components of working capital), due primarily to a smaller increase in working capital in 2011.

“While 2011 was a very difficult year for our company, we look forward to 2012 as we expect most of our mines to produce more gold.  We also anticipate further growth in gold output in 2013 and 2014 from our existing mines while we advance our development projects at La India and Meliadine”, said Sean Boyd, President and Chief Executive Officer.  “In 2012, Agnico-Eagle anticipates meeting its targets, increasing profitability and growing the shareholders’ exposure to gold on a per share basis” added Mr. Boyd.

Fourth quarter and full year 2011 highlights include:

•                  Record operating cash flows — cash provided by operating activities up 46%, year over year

•                  Record annual gold production at Pinos Altos — strong quarterly (52,574 ounces) and record full year gold production (204,380 ounces) at total cash costs(1) of $299 per ounce for the year

(1)  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see Note 1 to the financial statements contained herein.  See also “Note Regarding Certain Measures of Performance”.

•                  Record annual gold production at Kittila — record gold production in 2011 of 143,560 ounces at total cash costs of $739 per ounce

•                  LaRonde Extension — achieves commercial production in November 2011

•                  Quarterly dividend up 25% to $0.20 per share - Company has declared a dividend for 30 consecutive years

•                  Grayd Resources Acquired — advanced La India property and Tarachi exploration property in Mexico key assets

•                  Meadowbank partially written down, Goldex operations suspended — Meadowbank value reduced to approximately $762 million.  Goldex investigation and remediation underway

Agnico-Eagle is pleased to announce that its Board of Directors has approved the payment of a quarterly cash dividend of $0.20 per common share.  The next dividend will be paid on March 15, 2012 to shareholders of record as of March 1, 2012.  Agnico-Eagle has now declared a cash dividend to its shareholders for 30 consecutive years.

For the full year 2011, the Company recorded a net loss of $568.9 million, or a loss of $3.36 per share.  In 2010, Agnico-Eagle recorded net income of $332.1 million, or $2.05 per share.  Compared with the prior year, 2011 earnings were negatively impacted by the writedowns of the Goldex (mining operations suspended October 2011) and Meadowbank mines ($302.9 million and $907.7 million respectively, before taxes).

The Meadowbank mine previously had a property, plant and mine development book value of approximately $1.7 billion.  As a result of persistently high operating costs, the latest optimized mine plan for Meadowbank resulted in a shorter mine life and an associated reduction in the carrying value of the operation was necessary.  However, it is believed that the new life of mine (“LOM”) mine plan, while expected to produce a similar return, is a lower risk option as approximately 73 million tonnes, or 36%, of the previously budgeted ore and waste tonnes will not be mined under this plan.

For 2011, the Company realized a record amount of cash provided by operating activities of $663.5 million ($693.7 million before changes in non-cash components of working capital).  This is significantly higher than 2010, when cash provided by operating activities totaled $483.5 million ($581.7 million before changes in non-cash components of working capital).  The increase was primarily due to significant increases in realized prices for gold and silver in 2011 which more than offset lower realized prices for zinc and copper.

Payable gold production(2) in the fourth quarter of 2011 was 227,792 ounces (Goldex produced through October only) compared to 256,471 ounces in the fourth quarter of 2010.  A detailed description of the production and cost performance by mine may be found in the respective sections later in this document.

Total cash costs for the fourth quarter of 2011 were $671 per ounce (versus $462 per ounce for fourth quarter 2010).  The increase in total cash costs per ounce in the fourth quarter of 2011 is mainly due to higher costs at LaRonde, Meadowbank and Lapa.  The October suspension of the low cost Goldex mine also negatively impacted total cash costs.

(2)  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

The Company’s payable gold production for the full year 2011 was 985,460 ounces at total cash costs per ounce of $580.  The full year production is 13% below the bottom end of the range of guidance provided in December 2010.  The lower than anticipated gold production in the year is largely due to the October closure of Goldex and lower than expected grades at Meadowbank and LaRonde.  The 2011 production compares to the full year 2010 level of 987,609 ounces at total cash costs per ounce of $451.  The higher total cash costs per ounce in 2011 were primarily due to the impact of Meadowbank, the loss of Goldex and general cost escalation in the industry.

Conference Call Tomorrow

The Company’s senior management will host a conference call on Thursday, February 16, 2012 at 11:00 AM (E.S.T.) to discuss financial results and provide an update of the Company’s exploration and development activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3414 or Toll-free 800-814-4859.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or the Toll-free access number 877-289-8525, passcode 4507250#.

The conference call replay will expire on Friday, March 16, 2012.

The webcast along with presentation slides will be archived for 180 days on the website.

Senior Management Changes

Agnico-Eagle’s Board of Directors has approved the following changes to its senior management structure.

After 26 years with Agnico-Eagle, President and Chief Operating Officer Eberhard Scherkus will be leaving the Company.  Under Ebe’s operating leadership, Agnico-Eagle has grown dramatically over the past several years.

“All of us at Agnico-Eagle want to thank Ebe for his friendship and leadership in helping to build, grow and transform the Company from a single asset producer into a multi-mine international gold company”, said President and CEO, Sean Boyd. “Ebe’s achievements have been widely recognized in the mining industry and Agnico-Eagle will continue to benefit from his extensive experience as he will act as a consultant to the Company” added Mr. Boyd.

Agnico-Eagle also announces that Paul—Henri Girard, Vice-President, Canada will be leaving the Company after 25 years of service.  Paul—Henri was instrumental in the development of the world-class LaRonde mine and in building the Company’s Canadian mining base.  He will also continue to serve the Company as an advisor to senior management.

Several other additions and changes have been made to Agnico-Eagle’s senior management team.

Jean-Luk Pellerin, Senior Vice-President, Human Resources was added to the team in January 2012.  Mr. Pellerin brings a wealth of senior HR experience most recently with Transat A.T., Mercer Consulting and Bombardier.

Yvon Sylvestre has been appointed Senior Vice-President, Operations.  With more than 30 years of mining industry experience, Yvon has held several senior positions within Agnico-Eagle, including General Manager, Goldex Division and most recently Vice-President, Technical Services and Construction.

Daniel Racine will move into a new role as Senior Vice-President, Mining.  Daniel will work with the operating group and will focus on optimizing mining operations, engineering, maintenance and health and safety activities.  He will also continue to be responsible for the Information Technology function.

Marc Legault has been promoted to Senior Vice-President, Project Evaluations.  In this role Marc will continue to manage Agnico-Eagle’s project evaluation team.  He is leading an expanded effort in this area and he will work closely with the corporate development and exploration groups.

Mathew Cook has been promoted to Vice-President, Corporate Controller.  In this role, Mathew will continue to lead and oversee all aspects the Company’s corporate accounting function.  He has been with the Company since 2004 and has held several senior positions including Corporate Controller and Corporate Director, Financial Reporting.

The Company has also added three new Vice-Presidents within Agnico-Eagle’s operating team.  Pierre Bureau has been appointed Vice-President, Construction, Michel Leclerc has been appointed Vice-President, Project Evaluations and Christian Provencher has been appointed Vice-President, Canada.

In Pierre’s new role, he will be responsible for major project construction.  He has been with Agnico-Eagle since 1997 and has held several senior positions including General Manager of Construction for our Pinos Altos mine in Mexico.  Most recently, Pierre was Corporate Director, Construction.

In Michel’s new role, he will work closely with Marc Legault to expand the activities of the project evaluations team.  He has been with Agnico—Eagle since 2001 and has held several senior positions including Mine Manager at the LaRonde Mine.  Most recently Michel was Corporate Director, Technical Evaluations.

In Christian’s new role, he will be responsible for the management of Agnico-Eagle’s Canadian mining operations.  Christian has been with Agnico-Eagle since 2002 and has held many key positions including General Manager of the LaRonde mine.  Most recently he was Corporate Director, Mining and Performance Standards.

Cash Position Remains Strong

Cash and cash equivalents increased to $221.5 million at December 31, 2011, from the September 30, 2011 balance of $116.7 million, as the Company drew on its bank facilities during the quarter during the normal course of inter-Company fund flows.  The bank facilities were also used for the cash portion of the acquisition of Grayd Resource Corporation during the quarter.

Capital expenditures in the fourth quarter were $107.6 million including $25.1 million at LaRonde, $21.8 million at Meadowbank, $21.8 million at Kittila, $7.6 million at Pinos Altos and $4.6 million at Lapa.  For the full year 2011, capital expenditures totaled $482.8 million.

With its cash balances, anticipated cash flows and available bank lines, management believes that Agnico-Eagle remains fully funded for the development and exploration of its current pipeline of gold projects in Canada, Finland, Mexico and the USA.

Available credit lines as of December 31, 2011 were approximately $880 million.

Three Year Plan Outlines Further Production Growth

The Company is announcing its production and cost guidance for the three-year period of 2012 through 2014.

In 2012, payable gold production is expected to be in the range of 875,000 ounces to 950,000 ounces.  Total cash costs per ounce in 2012 are expected to be in the range of $690 to $750.

In 2013, Agnico-Eagle expects to have payable gold production of approximately 990,000 ounces, growing to 1,055,000 ounces in 2014.  Total cash costs per ounce are expected to be at similar levels to those now forecast for 2012.

Estimated Payable Gold Production and Total Cash Costs per Ounce	2011 Actual	2012 Estimated Range - Low	2012 Estimated Range - High

Payable Gold Production
LaRonde	124,173	150,000	165,000
Goldex	135,478	—	—
Lapa	107,068	95,000	105,000
Kittila	143,560	150,000	160,000
Pinos Altos	204,380	200,000	210,000
Meadowbank	270,801	280,000	310,000

	985,460	875,000	950,000

Total cash costs per ounce	2011 Actual	2012 Estimated
LaRonde	$77	$570
Goldex	401	—
Lapa	650	750
Kittila	739	650
Pinos Altos	299	415
Meadowbank	1,000	1,040
	$580	$720

At the forecast assumptions (see below), LaRonde’s byproduct revenue is expected to be approximately $80 million lower than that realized in 2011 (about two thirds of this is due to lower byproduct grades and approximately one third due to lower metals price assumptions).  This byproduct revenue is netted off against the cost of operating.  Hence, in spite of the higher value of the ore expected to be mined in 2012 (higher gold grades), the total cash costs per ounce at LaRonde are expected to rise, as set out above.  The loss of the low cost Goldex mine (total cash cost of $401 per ounce through October 2011)  also skews the Company average cost higher in 2012.

Total cash costs per ounce for 2012 were calculated using the following metals prices and exchange rates (royalties included where applicable):

Assumptions	2012

Gold (US$/oz)	$1,500
Silver (US$/oz)	$30.00
Copper (US$/tonne)	$7,000
Zinc (US$/tonne)	$1,800
C$/US$	1.00
US$/Euro	1.35

Changes in the assumptions would be expected to have the following effects on total cash costs per ounce.

Impact on Total Cash Costs per Ounce	2012

$1/oz change in price of Silver	$5
$100/dry metric tonne change in price of Copper	$1
$100/ dry metric tonne change in price of Zinc	$3
1% change in C$/US$	$7
1% change in US$/Euro	$1

Comparison With Prior Gold Production Guidance

There has been considerable change in the production forecast for 2012 through 2014 since the prior guidance of December 15, 2010.  Descriptions of the major factors that contributed to these changes are detailed below.

LaRonde Forecast	2012	2013	2014
Previous (oz)	212,800	280,100	333,100
Current (oz)	157,500	220,000	280,000

LaRonde 2012	Ore Milled (‘000 tonnes)	Gold (g/t), Mill Recovery	Silver (g/t), Mill Recovery	Zinc (%), Mill Recovery	Copper (%), Mill Recovery	Minesite Cost Per Tonne(3)
	2,300	2.3, 91%	31, 88%	1.5, 86%	0.25, 84%	C$	90

At LaRonde, over the next three years new gold production guidance is down approximately 21% annually, on average, from the prior guidance.  This is partly due to a 21% higher gold price used in the current LOM plan versus the 2011 plan (a higher gold price results in lower cut off grades and lowers the expected grade of ore to the mill).  The lower production forecast is also due to a shift in planning practices and changes in stope sequencing (which resulted in lower grade stopes in this three year plan).  Additionally, as the mine is transitioning into the deeper LaRonde Extension over the next several years, a decision was made to be more conservative through this transition period.

Lapa Forecast	2012	2013	2014
Previous (oz)	118,700	107,500	125,100
Current (oz)	100,000	100,000	105,000

Lapa 2012	Ore Milled (‘000 tonnes)	Gold (g/t)	Mill Recovery	Minesite Cost Per Tonne
	600	6.4	81%	C$	124

At Lapa, over the next three years new gold production guidance is down approximately 13% annually, on average.  The new forecast considers the experience to date at the mine,

(3)  Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

and the location of the stopes expected to be mined over the next several years, and results in new estimates of overall ore dilution of 74% in the reserves as compared with the prior estimates of 54%.  This results in the forecast of lower grades to the mill.

Kittila Forecast	2012	2013	2014
Previous (oz)	178,200	176,500	168,200
Current (oz)	155,000	155,000	170,000

Kittila 2012	Ore Milled (‘000 tonnes)	Gold (g/t),	Mill Recovery	Minesite Cost Per Tonne
	1,045	5.5	84%	€71

At Kittila, over the next three years new guidance is down approximately 8% annually, on average.  This is largely due to the experience to date with the autoclave.  The reliability, and associated availability, to date has been less than expected with average overall mill availability of 84% in 2011 versus the budget of 89%.

Meadowbank Forecast	2012	2013	2014
Previous (oz)	369,500	415,300	470,300
Current (oz)	295,000	305,000	310,000

Meadowbank 2012	Ore Milled (‘000 tonnes)	Gold (g/t),	Mill Recovery	Minesite Cost Per Tonne
	3,150	3.2	92%	C$	97

At Meadowbank, over the next three years, new guidance is down approximately 27% annually, on average.  The mine has experienced a number of issues during its startup over the past two years.  While the mill throughput is now exceeding the original design rate, the grades to the mill continue to be lower than expected (orebody geometry has been more complex making selective mining difficult and more costly).  This, combined with the unexpected rise in minesite costs (C$98/t in Q4, 2011 versus the  December 15, 2010 LOM forecast of $59/t) has resulted in a new mine plan which forecasts lower gold production over a shorter mine life.  The mine life now extends to 2017 rather than 2020.  Compared with the 2010 LOM plan, the new LOM grade is now forecast to be down approximately 1%, tonnes milled are down 28% and ounces are forecast to be reduced by 29%.

Pinos Altos Forecast	2012	2013	2014
Previous (oz)	236,900	227,500	223,500
Current (oz)	205,000	210,000	190,000

Pinos Altos 2012	Total Ore (‘000 tonnes)	Gold (g/t)	Recovery (incl. heap leach)	Minesite Cost Per Tonne
	4,200	1.9	81%	$27

Over the next three years, new guidance at Pinos Altos is down approximately 12% annually, on average.  This is largely the result of a lower cut-off due to higher gold and silver prices and increased dilution estimates.

Capex Fully-Funded — Free Cash Flow Expected To Increase

The Company’s balance sheet is well positioned to fund the Company’s growth initiatives.  The cash balance at December 31, 2011 was approximately $221 million.  Additionally, the Company had approximately $880 million available under its credit facilities and expects to generate significant cash flows from its operations in 2012 and beyond.  At current spot prices, Agnico-Eagle expects to generate free cash flow in 2012, after capital expenditures which are expected to total approximately $382 million in 2012.  It is a goal of the Company to increase its dividend to shareholders, over time, on a sustainable basis.

The forecast capital expenditures include approximately $257 million at the mines and $80 million on new projects, as broken out in the table below.  Additionally, approximately $45 million is expected to be spent on capitalized exploration.

Capital Expenditure Budget

($, millions)	Sustaining	New Projects	Capitalized Exploration
LaRonde	74.8		0.7
Lapa	10.2		0.3
Meadowbank	88.5		6.2
Kittila	51.9		12.2
Pinos Altos	31.5	11.4	4.4
La India		3.5
Meliadine		52.0	20.7
Other	0.5	13.5
Total	257.4	80.4	44.5
Grand Total Capital Expenditures	382.3

Several Projects Not Yet Considered in Production and Capital Investment Plan

The current three year plan shows annual gold production rising each year through 2014 to almost 1.1 million ounces.  However, these forecasts do not currently include the following expansion and development projects:

	Project	Project Status	Next News	Potential Production
La India	New Mine	Permitting, Feasibility	Construction Permit	2014
Kittila	25% Expansion	Feasibility Underway	Q4, 2012 Review	2015
Meliadine	New Mine	Permitting, Updated Feasibility	Road Permit	2017

La India — Next New Mine

The La India deposit, acquired in late 2011, is currently undergoing drilling with the goal of converting the current resources into reserves.  Additionally, the Company is advancing the engineering study and permitting process with the goal of initial production from a low cost open pit, heap leach mine with first production by late 2014.

Kittila — 25% Expansion

By year end 2012, it is expected that a study on a 25% throughput expansion at Kittila will be completed.  Considering the rapid expansion of the Kittila orebody at depth, and particularly to the north, it is now believed that a smaller initial expansion followed by the possibility of a larger expansion at a later date would be prudent.  The initial expansion could be supported by the current reserve at Kittila and the higher throughput could be realized in 2015.

Meliadine — High Grade Project Continues To Grow

The Meliadine project, acquired in 2010, is currently one of Agnico-Eagle’s largest gold deposits in terms of reserves and resources.  It is currently in the permitting phase with first production expected in 2017.  With the expectation of mining multi-million ounces of gold, Meliadine is considered to be a long-term cornerstone asset for the Company.

As the main deposit at Tiriganiaq continues to develop at depth, the Company believes that more emphasis on underground extraction would be prudent to control dilution, reduce the impact of a harsh environment and optimize the value of this high grade deposit.

As announced in today’s separate exploration news release, the proven and probable gold reserves at Meliadine have grown.  The deposits remain wide open for further expansion.  The property covers 80 km of strike length and multiple favourable targets will be tested in the next two years.

First production is anticipated for 2017 with capital expenditures expected to be distributed over the 2012 to 2016 period.

Several Longer Term Projects Developing

Additionally, other advanced exploration and development projects may eventually contribute to expansion, or extensions of the lives of the mines.  The most significant are presented in the table below.

	Project	Project Status	Next News
Kittila	Larger Expansion	Drilling	2012 Drill Results
Pinos Altos	Various Satellite Zones	Drilling	2012 Drill Results
Tarachi	Exploration	Drilling	2012 Drill Results
Goldex	M and D Zones	Drilling	2012 Drill Results

While the studies are not yet completed on any of these projects, and in some cases remain early stage, several have a currently defined resource.  A brief description of the larger, and most advanced, potential growth projects follows.

Kittila - Larger Expansion

Reflecting the continued growth of the Kittila orebody, a feasibility study is underway regarding an initial 25% expansion, as mentioned above.  However, the orebody appears to be significantly richer and thicker beneath the Rimpi zone (as further discussed in today’s separate exploration news release).  This zone is approximately two kilometres north of the main Suuri deposit, which is currently being mined.

It is anticipated that the Kittila reserves will continue to grow as the deposit is drilled over the next several years (partly via more efficient underground drilling which is expected to begin in 2012).  With this expectation of a growing reserve, the Company is considering an even larger expansion.  This larger expansion could involve the sinking of a shaft and an appropriate increase in milling capacity, possibly in the form of a new separate mill.  A prefeasibility study on the larger expansion would be initiated, pending positive exploration results in the interim.

Pinos Altos — Bravo and Sinter Zones

The Bravo deposit is adjacent to, and southwest of the Creston Mascota mine.  In fact, it may be an extension of the same orebody and will be a focus of the exploration activity in 2012.

The Sinter deposit is located approximately two kilometres north of the main Santo Nino zone at Pinos Altos.  It is being examined as a possible source of open pit ore for the mill at Pinos Altos.  This would effectively extend the mine life of Pinos Altos.

Tarachi — New Zone Showing Large Scale Mineralization

This gold deposit is approximately 10 kilometres to the northwest of the La India deposit in Sonora State, Mexico.  Initial drilling and sampling suggest that the mineralized structure extends over several kilometres.  The property is expected to be a focus of exploration drilling in 2012 and an initial resource is likely to be announced in 2013.

Goldex — M and E Zones

Although the mining operations at Goldex were suspended indefinitely in October 2011, the Company continues to evaluate production options during the ongoing investigation and remediation phase.  While speculative at the moment, these projects are considered to be of interest due to the existing infrastructure and availability of a highly skilled workforce.

The M and E Zones have promise with the viability dependant on the results of the investigation into the stability of the crown pillar at Goldex.  Successful production from these zones may provide sufficient cash flow to help fund the exploration of the deeper, but promising D Zone.

Goldex - D Zone Growing

The Company is currently drilling the deeper mineralization at Goldex.  The D zone is located approximately 150 metres below the mine workings of the GEZ deposit.  Although not yet fully defined and recognizing that it would be a longer term project, the D zone is very similar in geology and style of mineralization as that of the GEZ.

To date, the D zone mineralization (currently in the indicated and inferred categories) has been traced over a length of almost 400 metres, with a vertical height of at least 400 metres and with an estimated thickness of up to 100 metres (which are similar dimensions to the GEZ deposit). The zone has been followed down to a depth of approximately 1300 metres below surface (where it remains open for expansion in all directions).

Operating Review

LaRonde Mine — Sequence Results In Lower Grades Than Expected

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

The LaRonde mill processed an average of 6,767 tonnes per day (“tpd”) in the fourth quarter of 2011, compared with an average of 6,918 tpd in the corresponding period of 2010.  Milling performance for the full year 2011 was approximately 6,592 tpd versus 7,102 tpd in 2010.  The lower throughput was largely due to issues with sequencing and dilution.  Additionally, due to a forecast reduction in the specific gravity of the ore in the LaRonde Extension, the tonnage processed through the mill will naturally decrease even though the gold grades are expected to increase as the mine progresses deeper.

Minesite costs per tonne were approximately C$79 in the fourth quarter of 2011.  These costs are the same as the C$79 per tonne experienced in the fourth quarter of 2010.  The cost control is in spite of the aforementioned issues with throughput, a higher proportion of ore from the lower levels (higher haulage costs) and the November declaration of commercial production at the LaRonde Extension that also meant that many costs began to be expensed.

Minesite costs per tonne for the full year 2011 were approximately C$84, approximately 12% higher than in 2010 (C$75) mainly due to the lower throughput and cost increases as discussed above.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were $375 in the fourth quarter of 2011 on production of 30,686 ounces of gold.  This compares with the fourth quarter of 2010 when total cash costs per ounce were minus $250 on production of 38,405 ounces of gold.  The increase in total cash costs is largely due to lower ounce production from lower grade, lower byproduct revenue and lower throughput, as discussed above.

For the full year 2011, LaRonde’s total cash costs per ounce were $77 on gold production of 124,173 ounces.  This compares to total cash costs per ounce of minus $7 on gold production of 162,806 in 2010, as lower gold production in 2011 (lower grades and throughput, as mentioned above) was accompanied by weaker byproduct metals prices in 2011.

In 2011, the LaRonde mine also produced approximately 55,000 tonnes of zinc, 3.2 million ounces of silver and 3,200 tonnes of copper, as byproduct to the gold production.

Goldex Mine — Investigation and Remediation Ongoing

The 100% owned Goldex mine in northwestern Quebec achieved commercial production in 2008.  However, the mine operations were suspended on October 19, 2011.  All proven and probable reserves were transferred into mineral resources pending investigation and remediation of the issues as discussed in the news release of the same day.

Payable gold production in the fourth quarter of 2011 (October only) was 14,756 ounces at total cash costs per ounce of $344.  This compares to fourth quarter 2010 gold production of 43,111 ounces at total cash costs per ounce of $370.  The decrease in gold production is due to the closure of the mine.

For the full year 2011, Goldex’s payable gold production was 135,478 ounces at total cash costs per ounce of $401.  This compares to full year 2010 production of 184,386 ounces at total cash costs per ounce of $335.  The reduced performance is due to the suspension of mining activities at the mine.

In 2012, a budget of approximately $63 million is anticipated for monitoring, instrumentation, remediation and limited development work at the mine.  The majority of this expenditure is anticipated to be spent in the first quarter.  An update on this work is expected in the second quarter of 2012.

Kittila Mine — Record Annual Gold Production And Mill Recoveries

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

The Kittila mill processed an average of 2,627 tonnes per day in the fourth quarter of 2011, compared with its 3,000 tonne per day design rate.  A planned two week maintenance shutdown in early October and several other unplanned shutdowns (totaling 10 days) were largely responsible for the lower than design throughput.  In the fourth quarter of 2010, the Kittila mill processed 2,619 tonnes per day.

Minesite costs per tonne at Kittila were approximately €80 in the fourth quarter of 2011, compared to €79 in the fourth quarter of 2010.  The steady cost performance compared to the prior period is in spite of the three shutdowns.  The mine has, in fact, made improvements in the overall cost structure and is forecasting lower minesite costs for 2012.

For the full year 2011, the mill processed an average of 2,824 tpd as compared with 2010 when the mill processed an average of 2,631 tpd.  For the full year 2011, the minesite costs per tonne were €75, compared to €66 in 2010.  This increase is largely attributable to the start of commercial production in the underground mine in the fourth quarter of 2010 (costs stopped being capitalized).  Additionally, higher costs were realized in 2011 related to unbudgeted tonnes being mined during the remediation of a slip in the Suuri pit east wall and higher costs for energy and chemical reagents.

Fourth quarter 2011 gold production at Kittila was 34,508 ounces with a total cash cost per ounce of $751.  In the fourth quarter of 2010 the mine produced 29,721 ounces at total cash costs per ounce of $832.  The higher production and lower total cash costs were largely the result of higher grades and mill recoveries during 2011, as these were only partly offset by the higher costs described above.

For the full year 2011, payable gold production from Kittila was a record 143,560 ounces at total cash costs of $739 per ounce.  In 2010, the mine produced 126,205 ounces of gold at total cash costs of $657 per ounce.  The higher production in 2011 was largely due to much better mill recoveries (12% higher in 2011) and higher mill throughput, somewhat offset by lower grade for the full year.  Total cash costs were higher largely due to the factors discussed above.

In 2011, the Kittila mill realized average mill recoveries of 84.5%, an annual record.

Lapa — Steady Performance During 2011

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

The Lapa circuit, at the LaRonde mill, processed an average of 1,598 tpd in the fourth quarter of 2011.  This compares with an average of 1,517 tonnes per day in the fourth quarter of 2010 as Lapa continues to exceed its design rate of 1,500 tpd.  For the full year 2011, Lapa averaged 1,701 tpd compared with 1,512 tpd in 2010.

Minesite costs per tonne were C$117 in the fourth quarter of 2011, essentially unchanged from the C$115 realized in the fourth quarter of 2010.  Considering the general cost pressure in the industry and an incident with the shaft conveyance that resulted in five days without hoisting, this is viewed as a positive result.

Full-year minesite costs in 2011 were C$110 per tonne, slightly below the C$114 achieved in 2010.  The improved operating performance is attributable to realized efficiencies as the Company gained valuable experience with the orebody.

Payable production in the fourth quarter of 2011 was 23,721 ounces of gold at total cash costs per ounce of $723.  This compares with the fourth quarter of 2010, when production was 29,289 ounces of gold at total cash cost per ounce of $564.  During 2011, the mine struggled with grade as dilution remained the main issue underground.  For the year, ore dilution totaled approximately 72% as compared with the budget of 54%.  Budgeted dilution going forward will be 74%.

For the full year 2011, payable production was 107,068 ounces of gold at total cash costs of $650 per ounce.  The prior year production was 117,456 ounces of gold at total cash costs of $529 per ounce.  The primary driver of these differences was the aforementioned lower grades due to higher dilution.

Pinos Altos — Record Gold Production at Low Costs

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

The Pinos Altos mill processed an average of 4,924 tpd in the fourth quarter of 2011.  This compares favourably with 4,501 tonnes per day in the fourth quarter of 2010.  The mill is now routinely performing at process rates above the initial design capacity of 4,000 tpd.

Minesite costs per tonne were $24 in the fourth quarter of 2011, compared to $35 in the fourth quarter of 2010.  In the fourth quarter of 2011, a greater proportion of lower cost heap leach tonnes were processed including the new operation at Creston Mascota.

For the full year 2011, minesite costs per tonne were $27 as compared with the fourth quarter of 2010 when minesite costs per tonne were $35.  The minesite costs at Pinos Altos for 2011 were lower than the prior year due to the greater proportion of lower cost heap leach tonnes processed, including the new operation at Creston Mascota .

Payable production in the fourth quarter of 2011 was 52,574 ounces of gold at total cash costs per ounce of $292.  This compares with production of 39,955 ounces at a total cash costs per ounce of $365 in the fourth quarter of 2010.  The higher production and lower costs in 2011 were largely due to the contribution of Creston Mascota and higher throughput in the Pinos Altos mill during the year.

Gold production from the satellite Creston Mascota mine was 12,471 ounces at total cash costs of $326 per ounce (included in the Pinos Altos total) in the fourth quarter of 2011.  The first gold production occurred at the satellite Creston Mascota project during the fourth quarter of 2010 with 666 ounces of payable gold production.  Commercial production at Creston Mascota was achieved in March 2011.

Full year 2011 production at Pinos Altos was 204,380 ounces of gold at total cash costs per ounce of $299, as compared to 2010 production of 131,097 ounces at total cash cost per ounce of gold of $425.

Additionally, the Company produced 1.86 million ounces of silver byproduct at Pinos Altos in 2011.

Meadowbank — New Mine Plan

The 100% owned Meadowbank mine project in Nunavut, northern Canada, achieved commercial production in March 2010.

The Meadowbank mill processed an average of 8,866 tpd in the fourth quarter of 2011.  This is significantly up from the 6,659 tpd achieved in the fourth quarter of 2010.  Since the June 2011 startup of the permanent secondary crusher, the design rate of 8,500 tpd has been consistently exceeded.

Minesite costs per tonne were C$98 in the fourth quarter and C$91 for the full year of 2011.  These costs were higher than the C$82 per tonne which was forecast for 2011.  In the fourth quarter of 2010, the minesite costs were C$91 per tonne and for the full year 2010 C$95 per tonne.  In spite of improved throughput, the minesite costs per tonne did not decrease significantly, as was expected.  Higher costs were realized in nearly all aspects of operating the mine in 2012, specifically, transportation, logistics, labour and maintenance.

Payable production in the fourth quarter of 2011 was 71,547 ounces of gold at total cash cost per ounce of gold of $1,088.  This compares with the fourth quarter of 2010 when 75,990 ounces were produced at total cash costs per ounce of $745.  The higher cost is 2011 was due to overall cost pressure as noted above.

Full year 2011 production was 270,801 ounces of gold at total cash costs per ounce of gold of $1,000.  In 2010 the mine produced 265,659 ounces at total cash costs per ounce of $693.  The higher cost in 2011 was due to overall cost pressure, as above.

Depreciation Guidance

Agnico-Eagle expects 2012 amortization on its income statement to amount to $280 to $300 per reserve ounce.  This amount was approximately $266 in 2011, $195 in 2010 and $151 in 2009.

Please see the supplemental financial data section of the Financial and Operating Database on the Company’s website for additional historical financial data.

Annual General Meeting

Friday April 27, 2012 at 11:00am

The Harbour Ballroom

Westin Harbour Castle

Toronto, ON M5J 1A6

Expected Dividend Record and Payment Dates for the Remainder of 2012

Record Date	Payment Date
March 1	March 15
June 1	June 15
September 4	September 17
December 3	December 17

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

DividendReinvestmentPlan

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 30 consecutive years.  www.agnico-eagle.com

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
Gross mine profit (exclusive of amortization shown below) (Note 1)
LaRonde	$34,581	$65,517	$188,662	$203,240
Goldex	24,677	50,122	160,723	163,529
Lapa	23,736	25,477	98,937	84,718
Kittila	33,619	17,467	115,135	72,400
Pinos Altos (Note 2)	67,111	34,998	232,715	85,344
Meadowbank	44,212	49,426	149,549	135,818
Total gross mine profit	227,936	243,007	945,721	745,049
Amortization	73,513	69,835	261,781	192,486
Loss on Goldex Mine	4,710	—	302,893	—
Impairment loss on Meadowbank Mine	907,681	—	907,681	—
Corporate	92,204	51,269	251,994	117,360
Income (loss) before income and mining taxes	(850,172)	121,903	(778,628)	435,203
Income and mining taxes	(248,742)	33,940	(209,673)	103,087
Net loss attributed to non-controlling interest	(60)	—	(60)	—
Net income (loss) attributed to common shareholders	$(601,370)	$87,963	$(568,895)	$332,116
Net income (loss) per share - basic	$(3.53)	$0.53	$(3.36)	$2.05
Cash provided by operating activities	$132,028	$90,576	$663,462	$483,470
Realized price per sales volume (US$):
Gold (per ounce)	$1,640	$1,387	$1,573	$1,250
Silver (per ounce)	$26.83	$31.96	$34.39	$22.56
Zinc (per tonne)	$2,188	$2,391	$1,892	$2,165
Copper (per tonne)	$8,510	$10,311	$7,162	$8,182
Payable production:
Gold (ounces)
LaRonde	30,686	38,405	124,173	162,806
Goldex	14,756	43,111	135,478	184,386
Lapa	23,721	29,289	107,068	117,456
Kittila	34,508	29,721	143,560	126,205
Pinos Altos (Note 2)	52,574	39,955	204,380	131,097
Meadowbank	71,547	75,990	270,801	265,659
Total gold (ounces)	227,792	256,471	985,460	987,609
Silver (000s ounces)
LaRonde	785	766	3,169	3,581
Pinos Altos (Note 2)	508	427	1,851	1,185
Meadowbank	18	14	60	46
Total silver (000s ounces)	1,311	1,207	5,080	4,812
Zinc (tonnes)	12,591	14,939	54,894	62,544
Copper (tonnes)	1,002	935	3,216	4,224
Payable metal sold:
Gold (ounces — LaRonde)	31,342	39,896	124,119	163,781
Gold (ounces — Goldex)	20,863	48,067	141,702	183,357
Gold (ounces — Lapa)	23,854	31,177	107,334	123,136
Gold (ounces — Kittila)	37,769	28,722	145,006	129,639
Gold (ounces — Pinos Altos) (Note 2)	55,611	39,156	204,239	122,514
Gold (ounces — Meadowbank)	78,579	79,849	273,690	250,629
Total gold (ounces)	248,018	266,867	996,090	973,056
Silver (000s ounces — LaRonde)	865	828	3,171	3,539
Silver (000s ounces — Pinos Altos) (Note 2)	546	406	1,858	1,137
Silver (000s ounces — Meadowbank)	18	14	60	46
Total silver (ounces)	1,429	1,248	5,089	4,722
Zinc (tonnes)	11,516	15,212	54,499	59,566
Copper (tonnes)	978	941	3,194	4,223
Total cash costs per ounce of gold (US$) (Note 3):
LaRonde	$375	$(250)	$77	$(7)
Goldex	$344	$370	$401	$335
Lapa	$723	$564	$650	$529
Kittila	$751	$832	$739	$657
Pinos Altos	$292	$365	$299	$425
Meadowbank	$1,088	$745	$1,000	$693
Weighted average total cash costs per ounce	$671	$462	$580	$451

Note 1

Gross mine profit is calculated as total revenues from all metals, by mine, minus total production costs, by mine.

Note 2

Creston Mascota achieved commercial production as of March 1, 2011. All payable production ounces are post commercial production as they were sold after March 1, 2011.

Note 3

Total cash costs per ounce of gold is calculated net of silver, copper, zinc and other byproduct credits. The weighted average total cash cost per ounce is based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  See “reconciliation of production costs to total cash costs per ounce and minesite costs per tonne” contained herein for details.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at December 31, 2011	As at December 31, 2010

ASSETS
Current
Cash and cash equivalents	$221,458	$104,645
Trade receivables	75,899	112,949
Inventories:
Ore stockpiles	77,478	67,764
Concentrates	57,528	50,332
Supplies	182,389	149,647
Income Taxes Recoverable	371
Other current assets	255,780	188,885
Total current assets	870,903	674,222
Other assets	38,725	61,502
Goodwill	229,279	200,064
Property, plant and mine development	3,887,657	4,564,563
	$5,026,564	$5,500,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$208,174	$170,967
Environmental remediation liability	26,069	—
Dividends payable	—	108,009
Interest payable	9,356	9,743
Income taxes payable	—	14,450
Fair value of derivative financial instruments	4,404	142
Total current liabilities	248,003	303,311
Long term debt	920,095	650,000
Reclamation provision and other liabilities	144,731	145,536
Future income and mining tax liabilities	498,572	736,054
SHAREHOLDERS’ EQUITY
Common shares
Authorized - unlimited
Issued - 170,859,604 (December 31, 2010 - 168,763,496)	3,181,381	3,078,217
Stock options	117,694	78,554
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings (deficit)	(129,021)	440,265
Accumulated other comprehensive income (loss)	(7,106)	28,390
	3,202,972	3,665,450
Non-controlling interest	12,191	—
Total shareholders’ equity	3,215,163	3,665,450
	$5,026,564	$5,500,351

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010

REVENUES
Revenues from mining operations	$455,503	$439,004	$1,821,799	$1,422,521
Interest and sundry income (expense)	(2,137)	1,209	(1,505)	75,392
Gain (loss) on sale and write-down of available-for-sale securities	(5,074)	11,302	(3,662)	19,487
	448,292	451,515	1,816,632	1,517,400

COSTS AND EXPENSES
Production	227,567	195,998	876,078	677,472
Impairment loss on Meadowbank Mine	907,681	—	907,681	—
Exploration and corporate development	31,844	15,008	75,721	54,958
Amortization	73,513	69,835	261,781	192,486
Loss on Goldex Mine	4,710	—	302,893	—
General and administrative	28,242	22,732	107,926	94,327
Provincial capital tax	9,223	704	9,223	(6,075)
Interest	12,124	14,958	55,039	49,493
Foreign currency (gain) loss	3,560	10,377	(1,082)	19,536
Income (loss) before income and mining taxes	(850,172)	121,903	(778,628)	435,203
Income and mining taxes	(248,742)	33,940	(209,673)	103,087
Net income (loss) for the period	$(601,430)	$87,963	$(568,955)	$332,116
Attributed to non-controlling interest	$(60)	$—	$(60)	$—
Attributed to common shareholders	$(601,370)	$87,963	$(568,895)	$332,116

Net income (loss) per share - basic	$(3.53)	$0.53	$(3.36)	$2.05
Net income (loss) per share - diluted	$(3.53)	$0.51	$(3.36)	$2.00

Weighted average number of shares outstanding (in thousands)
Basic	170,276	168,342	169,353	162,386
Diluted	170,324	172,856	169,410	165,842

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010

OPERATING ACTIVITIES
Net income (loss) for the period attributed to common shareholders	$(601,370)	$87,963	$(568,895)	$332,116
Add (deduct) items not affecting cash:
Impairment loss on Meadowbank Mine	907,681	—	907,681	—
Amortization	73,513	69,835	261,781	192,486
Future income and mining taxes	(228,339)	20,226	(275,773)	66,928
Gain on available-for-sale securities and derivative financial instruments, net	(8,493)	(10,425)	(8,590)	(20,007)
Reversal of mark-to-market gain - Comaplex	—	—	—	(64,508)
Loss on Goldex Mine	4,710	—	302,893	—
Environmental remediation	(7,616)	—	(7,616)	—
Amortization of deferred costs and other	31,479	11,814	82,252	74,706
Changes in non-cash working capital balances
Trade receivables	7,196	(29,135)	37,050	(19,378)
Income taxes (payable) recoverable	(24,331)	9,697	(29,867)	9,949
Inventories	23,827	(19,394)	(43,066)	(91,306)
Other current assets	(1,528)	(2,765)	(25,838)	(28,729)
Interest payable	(10,499)	(9,838)	(387)	8,077
Accounts payable and accrued liabilities	(34,202)	(37,402)	31,837	23,136
Cash provided by operating activities	132,028	90,576	663,462	483,470

INVESTING ACTIVITIES
Additions to property,plant and mine development	(107,577)	(114,985)	(482,831)	(511,641)
Acquisitions, investments and other	(163,239)	(6,207)	(244,727)	(5,893)
Cash used in investing activities	(270,816)	(121,192)	(727,558)	(517,534)

FINANCING ACTIVITIES
Dividends paid	(25,650)	—	(98,354)	(26,830)
Repayment of capital lease and other	(3,289)	(3,243)	(13,092)	(16,019)
Proceeds from long-term debt	270,000	40,000	475,000	1,311,000
Repayment of long-term debt	—	(105,000)	(205,000)	(1,376,000)
Sale-leaseback financing	—	7,156	—	14,017
Credit facility financing costs	(51)	(97)	(2,545)	(12,772)
Proceeds from common shares issued	3,451	50,776	26,536	84,659
Cash provided by (used in) financing activities	244,461	(10,408)	182,545	(21,945)

Effect of exchange rate changes on cash and cash equivalents	(885)	(2,447)	(1,636)	(2,939)

Net increase (decrease) in cash and cash equivalents during the period	104,788	(43,471)	116,813	(58,948)
Cash and cash equivalents, beginning of period	116,670	148,116	104,645	163,593
Cash and cash equivalents, end of period	$221,458	$104,645	$221,458	$104,645

Other operating cash flow information:
Interest paid during the period	$21,360	$24,465	$52,833	$41,429
Income, mining and capital taxes paid during the period	$25,486	$7,674	$114,962	$25,199

AGNICO-EAGLE MINES LIMITED

RECONCILIATION OF PRODUCTION COSTS TO

TOTAL CASH COSTS PER OUNCE AND MINESITE COSTS PER TONNE

(Unaudited)

Total Cash Costs per Ounce of Gold Produced
(thousands of United States dollars, except where noted)

	Three months ended December 31, 2011	Three months ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2010

Total Production costs per Consolidated Statements of Income	$227,567	$195,998	$876,078	$677,472

Attributable to LaRonde	52,480	49,739	209,947	189,146
Attributable to Goldex	7,679	16,774	56,939	61,561
Attributable to Lapa	16,834	17,692	68,599	66,199
Attributable to Kittila	28,602	22,235	110,477	87,740
Attributable to Pinos Altos	36,541	29,206	145,614	90,293
Attributable to Meadowbank	85,431	60,352	284,502	182,533
Total	$227,567	$195,998	$876,078	$677,472

LaRonde

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Production costs	$52,480	$49,739	$209,947	$189,146
Adjustments:
Byproduct revenues	(34,299)	(59,376)	(194,000)	(192,155)
Inventory adjustment and other adjustments(i)	(5,125)	372	(2,309)	3,287
Non-cash reclamation provision	(1,546)	(337)	(4,062)	(1,344)
Cash operating costs	$11,510	$(9,602)	$9,576	$(1,066)
Gold production (ounces)	30,686	38,405	124,173	162,806
Total cash costs (per ounce)(iii)	$375	$(250)	$77	$(7)

Goldex

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Production costs	$7,679	$16,774	$56,939	$61,561
Adjustments:
Byproduct revenues	269	748	395	727
Inventory adjustment and other adjustments(i)	(2,836)	(1,519)	(2,778)	(253)
Non-cash reclamation provision	(36)	(54)	(173)	(216)
Cash operating costs	$5,076	$15,949	$54,383	$61,819
Gold production (ounces)	14,756	43,110	135,478	184,386
Total cash costs (per ounce)(iii)	$344	$370	$401	$335

Lapa

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Production costs	$16,834	$17,692	$68,599	$66,199
Adjustments:
Byproduct revenues	349	682	663	644
Inventory adjustment and other adjustments(i)	283	(1,830)	631	(4,683)
Non-cash reclamation provision	(312)	(14)	(348)	(57)
Cash operating costs	$17,154	$16,530	$69,545	$62,103
Gold production (ounces)	23,721	29,288	107,068	117,456
Total cash costs (per ounce)(iii)	$723	$564	$650	$529

Kittila

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Production costs	$28,602	$22,235	$110,477	$87,740
Adjustments:
Byproduct revenues	38	332	152	252
Inventory adjustment and other adjustments(i)	(2,648)	2,252	(1,267)	(4,774)
Non-cash reclamation provision	(66)	(78)	(206)	(334)
Stripping (capitalized vs expensed)(ii)	—	—	(3,018)	—
Cash operating costs	$25,926	$24,741	$106,138	$82,884
Gold production (ounces)	34,508	29,721	143,560	126,205
Total cash costs (per ounce)(iii)	$751	$832	$739	$657

Pinos Altos (includes Creston Mascota)

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Production costs	$36,541	$29,206	$145,614	$90,293
Adjustments:
Byproduct revenues	(13,559)	(10,054)	(60,653)	(25,052)
Inventory adjustment and other adjustments(i)	(1,779)	296	1,871	2,925
Non-cash reclamation provision	(386)	(214)	(1,372)	(858)
Stripping (capitalized vs expensed)(ii)	(5,472)	(4,921)	(24,260)	(11,857)
Cash operating costs	$15,345	$14,313	$61,200	$55,451
Gold production (ounces)	52,574	39,289	204,380	130,431
Total cash costs (per ounce)(iii)	$292	$365	$299	$425

Meadowbank

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Production costs	$85,431	$60,352	$284,502	$182,533
Adjustments:
Byproduct revenues	718	8	(546)	(584)
Inventory adjustment and other adjustments(i)	(7,261)	(2,432)	(1,670)	6,911
Non-cash reclamation provision	(414)	(437)	(1,679)	(1,315)
Stripping (capitalized vs expensed)(ii)	(606)	(842)	(9,746)	(4,321)
Cash operating costs	$77,868	$56,649	$270,861	$183,224
Gold production (ounces)	71,547	75,990	270,801	264,576
Total cash costs (per ounce)(iii)	$1,088	$745	$1,000	$693

Minesite Cost per Tonne
(thousands of United States dollars, except where noted)

LaRonde

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Production costs	$52,480	$49,739	$209,947	$189,146
Adjustments:
Inventory adjustments(iv)	(2,195)	372	(22)	3,287
Non-cash reclamation provision	(1,546)	(337)	(4,062)	(1,344)
Minesite operating costs	$48,739	$49,774	$205,863	$191,089
Minesite operating costs (C$)	$49,372	$50,416	$202,957	$194,993
Tonnes of ore milled (000s)	622	637	2,406	2,592
Minesite cost per tonne (C$)(v)	$79	$79	$84	$75

Goldex

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Production costs	$7,679	$16,774	$56,939	$61,561
Adjustments:
Inventory adjustments(iv)	(2,836)	(1,519)	(2,407)	(253)
Non-cash reclamation provision	(36)	(54)	(173)	(216)
Minesite operating costs	$4,807	$15,201	$54,359	$61,092
Minesite operating costs (C$)	$4,903	$15,397	$53,208	$62,545
Tonnes of ore milled (000s)	237	722	2,477	2,782
Minesite cost per tonne (C$)(v)	$21	$21	$21	$22

Lapa

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Production costs	$16,834	$17,692	$68,599	$66,199
Adjustments:
Inventory adjustments(iv)	394	(1,830)	1,071	(4,683)
Non-cash reclamation provision	(312)	(14)	(348)	(57)
Minesite operating costs	$16,916	$15,848	$69,322	$61,459
Minesite operating costs (C$)	$17,152	$16,053	$68,403	$62,771
Tonnes of ore milled (000s)	148	140	621	552
Minesite cost per tonne (C$)(v)	$117	$115	$110	$114

Kittila

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Production costs	$28,602	$22,235	$110,477	$87,740
Adjustments:
Inventory adjustments(iv)	(2,705)	2,252	(1,324)	(4,774)
Non-cash reclamation provision	(66)	(78)	(206)	(334)
Stripping (capitalized vs expensed)(ii)	—	—	(3,018)	—
Minesite operating costs	$25,831	$24,409	$105,929	$82,632
Minesite operating costs (EUR)	€19,383	€19,035	€76,817	€63,464
Tonnes of ore milled (000s)	242	241	1,031	960
Minesite cost per tonne (EUR)(v)	€80	€79	€75	€66

Pinos Altos (includes Creston Mascota)

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Production costs	$36,541	$29,206	$145,614	$90,293
Adjustments:
Inventory adjustments(iv)	(1,704)	296	(169)	2,925
Non-cash reclamation provision	(386)	(214)	(1,372)	(858)
Stripping (capitalized vs expensed)(ii)	(5,472)	(4,921)	(24,260)	(11,857)
Minesite operating costs	$28,979	$24,367	$119,813	$80,503
Tonnes of ore milled (000s)	1,203	699	4,509	2,318
Minesite cost per tonne (US$)(v)	$24	$35	$27	$35

Meadowbank

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Production costs	$85,431	$60,352	$284,502	$182,533
Adjustments:
Inventory adjustments(iv)	(6,773)	(2,432)	253	6,911
Non-cash reclamation provision	(414)	(437)	(1,679)	(1,315)
Stripping (capitalized vs expensed)(ii)	(606)	(842)	(9,746)	(4,321)
Minesite operating costs	$77,638	$56,641	$273,330	$183,808
Minesite operating costs (C$)	$79,643	$57,373	$272,157	$190,980
Tonnes of ore milled (000s)	816	631	2,978	2,001
Minesite cost per tonne (C$)(v)	$98	$91	$91	$95

(i)            Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)         The Company has decided to report total cash costs using the more common industry practice of deferring certain stripping costs that can be attributed to future production.  The methodology is in line with the Gold Institute Production Cost Standard.  The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company’s peers within the mining industry.

(iii)      Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)     This inventory adjustment reflects production costs associated with unsold concentrates.

(v)        Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory, asset retirement provisions and deferred stripping costs, and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Note Regarding Production Guidance

The gold production guidance is based on the Company’s mineral reserves but includes contingencies, assumes metal prices and foreign exchange rates that are different from those used in the reserve estimates. These factors and others mean that the gold production guidance presented in this disclosure does not reconcile exactly with the production models used to support these mineral reserves.

Note Regarding Certain Measures of Performance

This news release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. A reconciliation of the Company’s total cash costs per ounce and minesite costs per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out above.

The contents of this news release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Senior Vice-President, Project Evaluations and a “Qualified Person” for the purposes of NI 43-101.

Forward-Looking Statements

The information in this news release has been prepared as at February 15, 2012. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine trends, production estimates, cash flows, the estimated timing of scoping and other studies, the methods by which ore will be extracted or processed, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; the Company’s goal to increase its dividends; the Company’s goal to build a mine at La India and Meliadine; the Company’s ability to produce at Goldex; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.